

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
James A. Merrill
Chief Financial Officer
GMX Resources Inc.
One Benham Place, Suite 600
9400 North Broadway, Suite 600
Oklahoma City, OK 73114

> **Re:** **GMX Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 2, 2011**
> **File No. 333-175157**
> **Amendment No. 2 to Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed October 27, 2011**
> **Response dated October 17, 2011**
> **File No. 1-32977**

Dear Mr. Merrill:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: David Buck, Esq.
Andrews Kurth LLP